R3 PRINTING, INC.

Unaudited Financial Statements for the Period from

March 12, 2018 (Inception) to December 31, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 29, 2019

To: Board of Directors of R3 Printing, Inc.
        Attn: Daniel Downs

Re: 2018 Financial Statement Review
        R3 Printing, Inc.

We have reviewed the accompanying financial statements of R3 Printing, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of income and cash flows for the period of March 12, 2018 (inception) through December 31, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for



them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


R3 PRINTING, INC.

BALANCE SHEET

As of December 31, 2018
See Independent Accountant's Review Report
and Notes to Financial Statements
(Unaudited)


ASSETS		2018
Current Assets:		
Cash and cash equivalents	$	63,200
Total Current Assets		63,200
Capitalized Patent Costs		18,580
TOTAL ASSETS	$	81,780
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Current Liabilities:		
Accounts payable	$	0
Total Current Liabilities		0
Non-current Liabilities:		
Convertible Note		50,000
TOTAL LIABILITIES		50,000
Shareholders' Equity:		
Common Stock (10,000,000 common shares authorized, $0.001 par value per share, 4,200,000 shares issued and outstanding)		4,200
Additional paid in capital		11,680
SAFE investment		95,296
Retained earnings		(79,396)
Total Members' Equity		31,780
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	63,730


R3 PRINTING, INC.

INCOME STATEMENT

For the period March 12, 2018 (inception) through December 31, 2018
See Independent Accountant's Review Report
and Notes to Financial Statements
(Unaudited)


	2018
Revenues	$ 0
Operating Expenses:	
General and administrative	86,281
Total Operating Expenses	86,281
Operating Income (Loss)	(86,281)
Other income	6,885
Provision for Income Taxes	0
Net Loss	$ (79,396)


R3 PRINTING, INC.

STATEMENT OF SHAREHOLDERS' EQUITY

For the period March 12, 2018 (inception) through December 31, 2018

See Independent Accountant's Review Report and Notes to Financial Statements
(unaudited)


	Common Stock	Additional Paid in Capital	SAFE instruments	Accumulated Deficit	Total Shareholders' Equity
Balance as of Inception	$ 0	$ 0	$ 0	$ 0	$ 0
Share issuance (4,200,000 shares)	4,200				4,200
Capital Contributions – Patent costs		15,880			15,880
Issuances of SAFEs			99,682		99,682
Offering costs of SAFE issuance			(4,386)		(4,386)
Net Income (Loss)				(79,396)	(79,396)
Balance as of December 31, 2018	**$ 4,200**	**$ 15,880**	**95,296**	**$ (79,396)**	**$ 35,980**

R3 PRINTING, INC.
STATEMENT OF CASH FLOWS
For the period March 12, 2018 (inception) through December 31, 2018
See Independent Accountant's Review Report
and Notes to Financial Statements
(unaudited)

	2018
Cash Flows From Operating Activities	
Net Loss	$ (79,396)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
None	0
Net Cash Used In Operating Activities	**(79,396)**
Cash Flows From Investing Activities	
Costs of patent development	(2,700)
Net Cash Used In Investing Activities	**(2,700)**
Cash Flows From Financing Activities	
Cash proceeds from SAFE issuance, net of offering costs	95,296
Issuance of convertible note	50,000
Net Cash Provided By Financing Activities	**145,296**
Net Change In Cash and Cash Equivalents	**63,200**
Cash and Cash Equivalents at Beginning of Period	0
Cash and Cash Equivalents at End of Period	$ 63,200
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income taxes	0
Significant non-cash transaction – patent contribution	15,500

R3 PRINTING, INC.
NOTES TO FINANCIAL STATEMENTS
For the Period from March 12, 2018 (Inception) to December 31, 2018
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

R3 Printing, Inc. (which may be referred to as the "Company," "we," "us," or "our") develops, markets and otherwise commercializes three dimensional printing technology and hardware..

Since Inception, the Company has relied on raising capital to fund its operations. As of December 31, 2018, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on March 12, 2018 in the State of Delaware. The Company is headquartered in New York City, NY. The Company did not begin operations until 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 7 for additional information. The Company's early revenue producing activities have been generated from a single customer, but the Company plans to expand the customer base significantly.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, the Company had cash on hand totaling $63,200.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs

are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no Property and Equipment or impairment as of December 31, 2018.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2018 as the Company had no taxable income from its start-up operations. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed under Internal Revenue Code as a C corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Other Income
During 2018, the Company won multiple competitions and earned prize awards of $6,885. The Company recorded those winnings as other income in the period won.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of

incorporation, are expensed as incurred.

Capitalized Patent Costs

The Company applies the principles of GAAP to record an asset for its capitalized patent costs. During the current period, the Company acquired the rights to certain patented or patent pending technology from an affiliate company or person. The affiliate company had incurred costs in securing the patent or in the submission of patent documents. The Company has therefore capitalized the actual patent costs incurred rather than any acquisition cost with a related party. Accordingly, the Company will test the value of these capitalized patent costs for impairment in accordance with GAAP. Additionally, the Company has incurred additional costs in legal and governmental fees in securing the patent of an additional $2,700 since its acquisition from the related party.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

In May 2017, FASB issued ASU 2017-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting*"*, clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2017, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – CAPITALIZED PATENT COSTS

Property and Equipment as of December 31, 2018 consisted of the following:

	2018
Patent Costs Contributed	$ 15,880
Add: additional legal costs	2,700
Less: impairment	(0)
	$ 18,580

Current impairment expense totaled $0 for the period ended December 31, 2018.

NOTE 4 – INCOME TAX PROVISION

The Company has or will file a federal or state income tax return until April 15, 2019. The Company incurred a loss during the period from Inception through December 31, 2018 and so no tax provision is required as any deferred tax asset is unlikely to have value based on the Company's lack of taxable income.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its management team.

NOTE 6 – SHAREHOLDERS' EQUITY AND CONVERTIBLE NOTE

Capital Contributions
The Company through December 31, 2018 has authorized the issuance of up to 10 million shares of a single class of common stock, par value of $0.001. In conjunction with the Company's founding and start-up, 4.2 million of these shares have been issued to founders, management or key partners. In conjunction with the issuance of the 4.2 million shares, the Company has recorded $4,200 of share subscription receivable against the amount of additional paid in capital.

Issuance of Convertible Note
During the current period, the Company issued a convertible note to Ocean Capital III, LLC (the "Investor") with a face value of $50,000, stated interest rate of 5 percent per annum in exchange for $50,000. The convertible note is associated with a stock warrant allowing the Investor to purchase up to 50 percent of the available convertible debt or equity securities offered by the Company in an institutional securities offering up to $500,000. The convertible note also provides an automatic conversion to equity at 75 percent of the price of the equity issued in a qualifying financing event or an option to convert to equity at specified pricing in a non-qualified round of financing.

Issuance of SAFE Instruments
The Company offered SAFE instruments to outside investors in an equity crowdfunding campaign during 2018. The Company obtained $99,683 in SAFE investments which includes a $1,955 carried interest SAFE investment from the crowdfunding portal on which the Company launched. Additionally, the Company incurred costs of the offering that have been charged against the SAFE investment account on the balance sheet. The cash proceeds of the equity crowdfunding campaign net of all offering costs was $95,296.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss for the period from Inception through December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8) and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8– SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 29, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.